

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

FEB 2 7 2015

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2014</u> AND ENDING <u>December 31, 2014</u>
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

400 West Metro Park

(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Micciche   585-424-5672
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA

(Name – *if individual, state last, first, middle name*)

400 West Metro Park	Rochester	New York	14623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Vincent Micciche__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LifeMark Securities Corp.__ , as of __December 31__ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____
Signature

CEO/CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIFEMARK SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2014

LIFEMARK SECURITES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders
Lifemark Securities Corporation

We have audited the accompanying financial statements of Lifemark Securities Corporation (a New York State S corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lifemark Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lifemark Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital (Schedule 1) has been subjected to audit procedures performed in conjunction with the audit of Lifemark Securities Corporation's financial statements. The supplemental information is the responsibility of Lifemark Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In

forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 20, 2015

Rochester, New York

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	203,575
Commissions receivable		262,082
Accounts receivable registered representatives		25,195
Officer loan receivable		67,532
Property and equipment, net		13,278
Restricted deposits		50,340
Cash value officers life insurance		51,407
Total Assets	$	673,409

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$	336,182
Accounts payable and accrued expenses		80,240
Accrued payroll and benefits		8,594
Total Liabilities		425,016

Shareholders' Equity

Common stock, no par value; 1,000 shares authorized, 866.9089 shares issued and 734.7817 shares outstanding	20,000
Additional paid-in capital	453,633
Retained deficit	(198,939)
	274,694
Less: Cost of 132.1272 shares of common stock held in treasury	(26,301)
Total Shareholders' Equity	248,393
Total Liabilities and Shareholders' Equity	$ 673,409

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Operations
For the Year Ended December 31, 2014

Revenue

Commission income	$ 4,779,131
Financial planning and managed accounts	192,520
Interest income	156
Total Revenue	4,971,807

Expenses

Commission expense	3,942,392
Payroll, payroll taxes, and employee benefits	724,021
Other operating expenses	156,593
Bad Debts	33,266
Professional fees	(31,641)
Recruitment fees	4,020
Occupancy expenses	47,379
Technology	52,023
Broker support expenses	34,727
Total Expenses	4,962,780
Income before Provision for Income Taxes (State Franchise Taxes)	9,027
Provision for income taxes	5,566
Net Income	$ 3,461

See accompanying notes to financial statements

4

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
Balance December 31, 2013	$ 20,000	$ 453,633	$ (202,400)	$ (26,301)	$ 244,932
Net income	-	-	3,461	-	3,461
Balance December 31, 2014	$ 20,000	$ 453,633	$ (198,939)	$ (26,301)	$ 248,393

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:

Net income	$	3,461
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation		8,131
Decrease (increase) in commissions receivable		243,535
Decrease (increase) in accounts receivable		3,836
Increase (decrease) in allowance for dountful accounts		29,953
Decrease (increase) in officer loan receivable		(18,755)
Decrease (increase) in cash surrender value of life insurance		(8,254)
Decrease (increase) in restricted deposits		(46)
Increase (decrease) in commissions payable		(157,987)
Increase (decrease) in accounts payable		(64,857)
Increase (decrease) in accrued payroll		1,519
Total Adjustments		37,075
Net Cash Used In Operating Activities		40,536
Cash Flows from Investing Activities:		-
Acquisition of Property and Equipment		(4,042)
Net Cash Used in Investing Activities		(4,042)
Net Change in Cash and Cash Equivalents		36,494
Cash and Cash Equivalents - Beginning of Year		167,081
Cash and Cash Equivalents - End of Year	$	203,575
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$	5,665

See accompanying notes to financial statements

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its clients and has accounts receivable that arise from expenses paid on behalf of its registered representatives and shareholders. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that all commissions receivable are collectible, and as such no provision for uncollectible receivables has been recorded in these financial statements.

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Bad debt expense was $ 33,266 for the year ended December 31, 2014. Management has recorded an allowance for doubtful accounts in the amount of $106,724 at December 31, 2014.

7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder, based on their respective ownership, and included in their respective income tax returns.
The company does, however, pay minimum franchise taxes in each state in which it conducts business. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2014. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing costs when incurred. Advertising and marketing expenses for the year ended December 31, 2014 were $ 9,295.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable. At December 31, 2014, cash, cash surrender value of officer life insurance, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2014, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2014:

Computers	$ 130,648
Furniture and Fixtures	13,560
Equipment	13,582
	157,790
Less: Accumulated depreciation	(144,512)
	$ 13,278

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $ 100,530, which was $ 72,182 in excess of its required net capital of $ 28,348 and a ratio aggregate indebtedness to net capital of 4.2 to 1.

6. INCOME TAX MATTERS

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements. However, the states in which the Company conducts business assess a franchise tax on the Company and these franchise taxes have been included in these financial statements.

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company made matching contributions through April 3, 2009 equal to a percentage of compensation that a participant contributes to the plan. Effective April 4, 2009, the Company amended its plan and is no longer required to make matching contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. Employer contributions to the plan for the year ended December 31, 2014 was $ 6,219.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease is for a fifteen-year period, beginning on March 1, 2004, with the annual rent reviewed every five years. The current annual rent is $40,662, which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2014 was $40,662.

The Company also leases office equipment under the following terms: 39 month lease beginning August, 2012, requiring 39 monthly payments of $476; and another beginning January, 2010 requiring quarterly payments of $453, which renewed a lease that expired during the year. Minimum annual rentals under these agreements are as follows:

2015	$ 48,186
2016	46,374
2017	46,318
2018	40,662
2019	6,777

10. LITIGATION

In 2013, the company became a defendant in a proceeding in which the claimants assert failure to supervise an agent, and recommending unsuitable investments. Management believes the action is meritless and intends to defend itself vigorously. On January 8, 2015, the court granted defendants' motion for summary judgment and dismissed the case with prejudice. As no appeal was filed within 30 days, the case is concluded.

In 2014, the company became a defendant in a proceeding in which claimant asserts a former registered representative converted funds that belonged to her. The company denied the allegations. However, given the cost and uncertainty of litigation, the company settled the claim in June, 2014 for $1,500.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

1. Total ownership equity from Statement of Financial Condition $ 248,393

2. Deduct: Ownership equity not allowable for net capital   -

3. Total ownership equity qualified for net capital   248,393

4. Add:

    A. Liabilities subordinated to claims of general creditors
       allowable in computation of net capital   -

    B. Other (deductions) or allowable credits   -

5. Total capital and allowable subordinated liabilities   248,393

6. Deductions and/or charges:

    A. Total non-allowable assets from Statement of Financial Condition   147,863

    B. Secured demand note deficiency   -

    C. Commodity futures contracts and spot commodities   -

    D. Other deductions and/or charges   -

7. Other additions and/or allowable credits   -

8. Net capital before haircuts on securities positions   100,530

9. Haircuts on securities:

    A. Contractual securities commitments   -

    B. Subordinated securities borrowings   -

    C. Trading and investment securities:

       1. Exempted securities   -

       2. Debt securities   -

       3. Options   -

       4. Other securities   -

    D. Undue concentration   -

    E. Other   -

10. Net capital $ 100,530

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 28,360
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 28,360
14.	Excess net capital (line 10 less line 13)	$ 72,170
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 58,011

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 425,192
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 425,192
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	423%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing the same date.

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: *Public Company Accounting Oversight Board*   *WWW.PCAOBUS.ORG*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Lifemark Securities Corporation

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) Lifemark Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lifemark Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") and (2) stated that Lifemark Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Lifemark Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lifemark Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 20, 2015

Rochester, New York

To the best of my knowledge and belief, Lifemark Securites Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provision") for the entire year ended December 31, 2014.

To the best of my knowledge and belief, Lifemark Securities, Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(ii) throughout the entire year ended December 31, 2014 as described in paragraph (d)(4)(iii) of this section without exception.

Vincent Micciche, CEO

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Lifemark Securities Corporation

In planning and performing our audit of the financial statements of Lifemark Securities Corporation (Company) as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
Page 2

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2015
Rochester, NY

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board   WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Lifemark Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying SIPC Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Lifemark Securities Corp. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the total revenue amount reported on Form SIPC-7 for the year ended December 31, 2014 noting no difference;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, New York

February 20, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
. **General Assessment Reconciliation**

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Vincent Mitriche 585-424-5672

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ *2,167*

   B. Less payment made with SIPC-6 filed (exclude interest)   (*976*)

      5/5/14
        Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   *1191*

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ *1191*

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ *1191*

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20 ____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1/1/14_
and ending _12/31/14_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _4 971 807_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _4 105 098_

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions   _4 105 098_

2d. SIPC Net Operating Revenues $ _866 709_

2e. General Assessment @ .0025 $ _2 167_

(to page 1, line 2.A.)

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